Mail Stop 6010
      November 9, 2005

Mark King
President and Chief Executive Officer
Micropac Industries, Inc.
905 E. Walnut Street
Garland, Texas 75040

Re: 	Micropac Industries, Inc.
Annual Report on Form 10-KSB for
Fiscal Year Ended November 30, 2004
Filed January 31, 2005 and amended August 22, 2005
File No. 0-05109

Dear Mr. King:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amended Form 10-K for Fiscal Year Ended November 30, 2004

Cover Page
1. State the aggregate market value of the voting and non-voting common equity held by non-affiliates. Also, do not include the disclaimer regarding the market value calculation of your common stock.

Item 8A.  Controls and Procedures
2. We note your disclosure that your disclosure controls and procedures are "operating in an effective manner." Revise future filings to limit your conclusion to state simply whether the disclosure controls and procedures were effective. Further revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Item 12.  Certain Relationships and Related Transactions
3. We note your disclosure regarding the August 2003 sale to Mr.
Nadolsky and the determination of the purchase price by an independent third party. Please file the consent of the third party pursuant to Rule 436.

Exhibits
4. The agreements filed as Exhibits 10.1, 10.2, 10.3, 10.4, 10.5,
10.7, and 10.8 do not appear to be signed. Please amend your filing or alternatively supplementally provide us with the version of the signature pages submitted for filing that demonstrates the agreements were signed.

*      *      *

      As appropriate, please amend your documents and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      You may contact Tom Dyer at (202) 551-3641 or Kate Tillan,
Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters.
Please contact Mary Beth Breslin at (202) 551-3625 or the undersigned at (202) 551-3602 with any other questions.


      Sincerely,


      Thomas A. Jones
      Senior Attorney
Mark King
Micropac Industries, Inc.
November 9, 2005
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